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Exhibit 99(a)(5)(iv)

[AFTERMARKET LOGO]

NEWS RELEASE For Immediate Release 630/734-2383	For more information: Mary Ryan

Aftermarket Technology Corp. Announces Final Results of Tender Offer

        WESTMONT, Illinois, Monday, January 27, 2004—Aftermarket Technology Corp. (NASDAQ:ATAC), today announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time on January 20, 2004. The Company commenced the tender offer on December 16, 2003 to purchase up to 2,638,500 shares of its common stock at a price between $13.00 and $15.75 per share, net to the seller in cash, without interest.

        Based on a final count by the depositary for the tender offer, American Stock Transfer and Trust Company, a total of 4,424,096 shares were properly tendered and not withdrawn. The Company has accepted for purchase 2,638,500 shares of common stock at $15.75 per share. Due to the over-subscription, the Company will purchase 59.6% of each stockholder's total shares tendered, at the price of $15.75 per share. In addition, the Company has agreed to purchase 1,169,409 shares of its common stock from Aurora Equity Partners L.P. and Aurora Overseas Equity Partners I, L.P. (collectively, "Aurora") at the same price as the final tender offer price of $15.75 on February 10, 2004.

        Following the purchase of the shares tendered in the tender offer and assuming the repurchase of 1,169.409 shares from Aurora, the Company expects to have approximately 20,472,070 shares of common stock issued and outstanding.

        ATC is headquartered in Westmont, Illinois. The Company's operations include drivetrain remanufacturing for the automobile manufacturers and the independent aftermarket, third party logistics, electronics remanufacturing and reverse logistics services.

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The preceding paragraphs contain statements that are not related to historical results and are "forward-looking" statements. Forward-looking statements include those that are predictive or express expectations, that depend upon or refer to future events or conditions, or that concern future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, or possible future Company actions. Forward-looking statements involve risks and uncertainties because such statements are based on current expectations, projections and assumptions regarding future events that may not prove to be accurate. Actual results may differ materially from those projected or implied in the forward-looking statements. The factors that could cause actual results to differ are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and other filings made by the Company with the Securities and Exchange Commission.

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Aftermarket Technology Corp. Announces Final Results of Tender Offer